Exhibit 21.1

CNS Response, Inc., a California corporation and Colorado CNS Response, Inc., a Colorado corporation, are wholly-owned subsidiaries of MYnd Analytics, Inc., a Delaware corporation.

Neuro-Therapy Clinic, Inc., a Colorado corporation, is a wholly-owned subsidiary of Colorado CNS Response, Inc.